Ultra Series Fund
550 Science Drive
Madison, WI  53711
Writer's Direct Dial: 608-216-9147

BY EDGAR

September 30, 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    RE:  485BXT, Madison Mosaic Equity Trust, CIK 0000710977

Dear Sir or Madam:

As we discussed telephonically with the staff earlier this year, we intend to extend the effective date for the new Target Retirement Date 2050 series of Ultra Series Fund to January 1, 2011.  As such, we are filing the first of two Forms 485BXT to extend the effective date of the pending registration statement for that and the other three Target Retirement Date funds contained in the same proposed prospectus 30 days to December 30, 2010.   Feel free to call me directly at the phone number above with any questions or our Chief Compliance Officer, W. Richard Mason, at 480-443-9537.

Respectfully submitted,

(signature)

Pamela M. Krill
General Counsel
Ultra Series Fund

Enclosure